30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
July 22, 2008
Via EDGAR and By Fax
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Ascent Media Corporation: Form 10 Registration Statement
Discovery Communications, Inc.: Amendment No. 1 to Form S-4 (File No. 333-151586)
Discovery Holding Company: Amendment No. 1 to Schedule 14A (File No. 000-51205)
Dear Mr. Spirgel:
          We are submitting this correspondence in follow-up to our conversation of last week regarding the timing of (i) the pending transaction (the “Transaction”) among Discovery Holding Company (“DHC”), Advance/Newhouse Programming Partnership (“Advance/Newhouse”) and Discovery Communications, Inc., a direct wholly owned subsidiary of DHC (“New Discovery”), pursuant to which, among other things, (A) Advance/Newhouse will contribute (the “Contribution”) all of its interests in Discovery Communications Holding, LLC (“Holdings”) and Animal Planet L.P. to New Discovery in exchange for convertible preferred stock of New Discovery, and (B) a wholly owned transitory merger subsidiary of New Discovery will merge (the “Merger”) with and into DHC which will result in New Discovery becoming the new publicly traded parent company of DHC, and (ii) the related spin-off (the “Spin-Off” and together with the Transaction, the “Restructuring”) by DHC of Ascent Media Corporation (“AMC”). On Friday, July 18, 2008, New Discovery filed an Amendment No. 1 to its Form S-4 Registration Statement (File No. 333-151586) (the “S-4 Amendment”) in response to a comment letter received from the Staff, dated July 10, 2008, with respect to the original Form S-4 filing. The S-4 Amendment includes as a part thereof the preliminary proxy statement/prospectus of DHC relating to the 2008 Annual Meeting of Stockholders (the “Annual Meeting”), at which the Contribution and the Merger will be submitted for the approval of the DHC stockholders. AMC filed its Form 10 Registration Statement (the “Form 10”) on June 13, 2008, and is in the process of drafting an amendment thereto in response to the comment letter received from the Staff, dated July 10, 2008.
          Once the S-4 Amendment (or any subsequent amendment of the Form S-4) is declared effective, DHC intends to mail (the “Proxy Mailing”) its definitive proxy statement/prospectus to the holders of its common stock as of the record date for the Annual Meeting (the “Meeting Date Record Holders”). DHC intends to close the Transaction promptly following the Annual Meeting, subject to (among other things) DHC having received the requisite stockholder approvals of the Contribution and the Merger. For a number of reasons, including important tax considerations, the agreements governing the Transaction and the Spin-Off provide for a specific sequence of closing events: (i) all of the shares of AMC are to be distributed to holders of DHC stock as of 5:00 pm on the closing date for the Contribution and the Merger, which date will also constitute the record date for the Spin-Off; (ii) the Contribution is effected immediately following the Spin-Off; and (iii) the Merger is effected immediately following the Contribution. For purposes of illustration, if the Annual Meeting were held on September 8, 2008 and all other conditions to closing are satisfied or waived, if applicable, by September 9, 2008, the closing would be held on September 10, 2008 as follows:

July 22, 2008
•	5:00 pm, NYT: Stock books of DHC are closed, and all record holders as of that time receive a dividend of AMC shares (the “Closing Date Record Holders”)

•	5:01 pm, NYT: Advance/Newhouse effects the Contribution and receives shares of convertible preferred stock of New Discovery (based on the number of shares of New Discovery common stock to be issued in the Merger)

•	5:02 pm, NYT: A certificate of merger is filed with the Delaware Secretary of State, effecting the Merger, and the shares of DHC common stock held by Closing Date Record Holders are exchanged for shares of New Discovery common stock.
          In a typical spin-off scenario, the distributing company will set a record date for the spin-off, mail the information statement of the entity to be spun-off (the “spinco”) to the holders of record as of that record date and effect the distribution of the spinco stock within one to two weeks following the record date. This approach is consistent with the requirement of Staff Legal Bulletin No. 4 (“SLB 4”) that the stockholders of the distributing company receive sufficient information about the spinco prior to the receipt of the spinco stock.1
          The timing of the Spin-Off must differ, however, from a typical spin-off scenario because of the parties’ desire that the Spin-Off and the Merger share the same ex-dividend date. To ensure a shared ex-dividend date, the record date for the Spin-Off and the distribution date for the Spin-Off will be exactly the same, and that date will be the closing date of the Contribution and the Merger. As SLB 4 requires that the information statement included in AMC’s effective Form 10 registration statement (the “Information Statement”) be mailed to DHC stockholders prior to the distribution date for the Spin-Off, DHC and AMC note that the Information Statement cannot be mailed to the Closing Date Record Holders. Rather, it must be mailed to the record holders of DHC common stock at a date and time that precedes the record date for the Spin-Off. Based on our reading of SLB 4, there is nothing contained in SLB 4 that precludes such a mailing.
          Based on the foregoing, DHC and AMC hereby respectfully submit the following proposals relating to the timing of the mailing of the Information Statement:
          (i) If all Staff comments to the Form 10 (as amended) have been resolved prior to the record date for the Annual Meeting, the Information Statement would be included in the Proxy Mailing to the Meeting Date Record Holders. It is the hope of DHC that the Proxy Mailing can occur on August 8, 2008, subject to the resolution of any Staff comments to the S-4 Amendment.
          (ii) If all Staff comments to the Form 10 (as amended) have not been resolved prior to the record date for the Annual Meeting, the Information Statement would be included in a separate mailing to holders of record of DHC common stock as of a date and time to be determined by DHC. DHC and AMC have acknowledged that this mailing must pre-date the closing date of the Restructuring and intend to effect this mailing as soon as practicable following the Proxy Mailing.
          DHC and AMC would like to note that, on the closing date of the Restructuring, press releases will be issued announcing that the Spin-Off, the Contribution and the Merger have all been effected, and

[1]	Section 4(B)(3)(a) requires an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act to be distributed to stockholders “by the date the issuer spins-off the securities.”

July 22, 2008
appropriate reports will be filed under cover of Form 8-K. DHC and AMC believe that any relevant information required to be delivered to the Closing Date Record Holders in connection with the Spin-Off will be made available through these press releases and Form 8-K filings.
          With respect to the proposal in paragraph (i) above, DHC and AMC acknowledge that the proposed mailing date precedes the 60th calendar day following the filing date of the Form 10 (and therefore precedes the date on which AMC’s registration statement will become automatically effective). DHC and AMC respectfully request that if the timing proposed by clause (i) above is acceptable to the Staff and if the Form 10 (as amended) is otherwise cleared of Staff review, the Staff accelerate the effectiveness of the Form 10 (as amended) to enable DHC to include the Information Statement in the Proxy Mailing to the Meeting Date Record Holders.
          If you have any questions with respect to the proposals outlined above or otherwise relating to the matters addressed herein, please contact the undersigned at (212) 408-2503 or Marc A. Leaf of this office at (212) 408-2597.
Very truly yours,
/s/ Renee L. Wilm
Renee L. Wilm

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
John Harrington, Attorney-Advisor
Kathleen Krebs, Special Counsel

Discovery Communications, LLC
Joseph A. LaSala, Jr.

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.
Marc A. Leaf

Wilmer Cutler Pickering Hale and Dorr LLP
Meredith B. Cross

Sabin, Bermant & Gould LLP
Craig D. Holleman

Skadden, Arps, Slate, Meagher & Flom LLP
Mathew A. Rosen

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